FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2004

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – _________________

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2004	CERAGON NETWORKS LTD. BY: /S/ Norman Kotler —————————————— Norman Kotler General Counsel

Exhibit Description

Press Release: Ceragon Networks® Names Tali Idan Chief Financial Officer

CERAGON NETWORKS® NAMES TALI IDAN
CHIEF FINANCIAL OFFICER

TEL AVIV, Israel, August 2, 2004 – Ceragon Networks Ltd. (NASDAQ: CRNT), www.ceragon.com, a global provider of high-capacity broadband wireless systems, today announced that Naftali (Tali) Idan will join the company as executive vice president and chief financial officer, effective August 15, 2004. The appointment of Idan comes on the heels of a record quarter for Ceragon, in which revenues grew for the eleventh consecutive quarter reaching $13.0 million and the first quarter of operating income.

        “I am pleased to bring aboard Tali Idan, a professional with many years of experience in leading hi-tech and broadband wireless companies,” said Shraga Katz, President and CEO, Ceragon Networks Ltd. “Tali’s strong background will serve the company well, as it continues to grow worldwide.”

        Mr. Idan’s extensive experience includes leading prestigious hi-tech companies to public offerings, mergers and acquisitions and establishing highly-regarded relationships with the investment community worldwide. In his last position, Mr. Idan was senior vice president, chief financial officer in Floware Wireless Systems Ltd., a provider of wireless broadband networking infrastructure, leading its initial public offering on NASDAQ and the merger with BreezeCOM Ltd., that created Alvarion Ltd. (NASDAQ:ALVR). He joined Floware after six years with Tecnomatix Technologies Ltd, (NASDAQ: TCNO), where he served as executive vice president, chief financial officer. Prior to joining Tecnomatix, Mr. Idan was with Optrotech Ltd., where he held several positions in finance – most recently as vice president, finance & administration of its US subsidiary. Prior to that, Mr. Idan served in various financial roles in both US and Israeli based firms. Mr. Idan holds a BA in accounting and economics from Tel Aviv University in Israel, an MBA from De Paul University in Chicago, and is a certified public accountant in Israel.

        “I am excited to join a successful industry leader like Ceragon,” said Idan, “I look forward to working with Ceragon’s executive management team and contributing to the company’s continued growth and success.”

(more)

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT), a pacesetter in broadband wireless networking systems, enables rapid and cost-effective high-capacity network connectivity for mobile cellular infrastructure, fixed networks, private networks and enterprises. Ceragon’s modular FibeAir™ product family operates across multiple frequencies, supports integrated high-capacity services over SONET/SDH, ATM and IP networks, and offers innovative built-in add/drop multiplexing and encryption functionality to meet the growing demand for value-added broadband services. Ceragon’s FibeAir product family complies with North American and international standards and is installed with over 150 customers in more than 50 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, and the FibeAir®design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, FibeAir™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon’s limited operating history and history of losses; Ceragon’s dependence on a limited number of key customers, independent manufacturers and suppliers; and the demand for Ceragon’s products and technology. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contacts:

Daphna Golden
Ceragon Networks Ltd.
+972-3-645-5513
ir@ceragon.com